
RECD S.E.C.
MAR 3 1 2005
603

SECU  ISSION

05041749

OMB APPROVAL
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SEC FILE NUMBER
8-43940

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CRT Capital Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

Stamford	Connecticut	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mark Merritt (203) 569-4570
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Ludlow Street	Stamford	Connecticut	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

I, J. Christopher Young, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CRT Capital Group LLC (the "Company") for the years ended December 31, 2004 and 2003 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature   3-28-05 Date

J. Christopher Young
Managing Member

Notary Public
ROBERTA FABRIZIO
Notary Public
State of Connecticut
My Commission Expires June 30, 2005



Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Members
of CRT Capital Group LLC

We have audited the accompanying statements of financial condition of CRT Capital Group LLC (the "Company") as of December 31, 2004 and 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of CRT Capital Group LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 28, 2005

CRT CAPITAL GROUP LLC

STATEMENTS OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CASH	$ 153,065,070	$ 274,486
DUE FROM CLEARING ORGANIZATION	618,560	633,316
TRADING SECURITIES, pledged to clearing organization, at estimated fair value	428,365,812	454,040,606
BANKRUPTCY CLAIMS AND TRADE RECEIVABLES, at estimated fair value	–	1,003,867
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS – Net	5,116,271	4,218,292
DEBT ISSUANCE COSTS	511,146	747,060
OTHER ASSETS	2,110,921	2,086,948
TOTAL	$ 589,787,780	$ 463,004,575
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES:		
Securities Sold, Not Yet Purchased, at estimated fair value	$ 345,927,747	$ 271,123,661
Other Liabilities and Accrued Expenses	26,970,357	25,380,346
Payable to Clearing Organization	63,530,123	16,011,560
	436,428,227	312,515,567
COMMITMENTS AND CONTINGENCIES (Note 8)		
SUBORDINATED BORROWINGS	33,750,000	33,750,000
MEMBERS' CAPITAL	119,609,553	116,739,008
TOTAL	$ 589,787,780	$ 463,004,575

See notes to statements of financial condition.

CRT CAPITAL GROUP LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

1. ORGANIZATION

CRT Capital Group LLC (the "Company") is a Connecticut limited liability company that was organized pursuant to an operating agreement that expires on December 31, 2054. The Company is a broker-dealer and investment banking firm. As a part of its broker-dealer operations, the Company provides in-depth research and sales and trading coverage to a wide range of, primarily, financial institutions. The Company trades public bonds, convertible securities, equities, derivative instruments, options and warrants, bank debt, private placements, bankruptcy claims and trade receivables. The Company is a market maker in certain stocks and is involved as agent or riskless principal in other securities transactions. The investment banking group provides advisory merger and acquisition, new issuance and restructuring services to corporations.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and the State of Connecticut as an investment adviser. Furthermore, the Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Pacific Exchange and the Securities Investor Protection Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash - Generally all of the cash balance is held as collateral under margin agreements with the Company's clearing organization, prime brokers and other contracted counterparties.

Securities - Trading Securities and Securities Sold, Not Yet Purchased are held principally for trading in the near term with the objective of generating profits on short-term differences in price. Trading Securities and Securities Sold, Not Yet Purchased are recorded on the trade date at, respectively, purchase cost or sales proceeds. The Company's trading securities are held as collateral under margin agreements with the Company's clearing organization, prime brokers and other contracted counterparties.

Securities are valued using quoted market prices or at estimated fair value as determined by management. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the statements of financial condition.

Bankruptcy Claims - From time to time the Company owns or conducts trading activities in bank debt, trade or vendor receivables (collectively "Bankruptcy Claims") from companies operating under Chapter 11 of the United States Bankruptcy Code. Bankruptcy Claims are not deemed to be securities and revenue recognized in such transactions is recorded on settlement date. No such transactions were pending at December 31, 2004.

The value assigned to a Bankruptcy Claim is determined by management either based on market value if either quoted market prices exist or relevant transactions in the marketplace are known to have occurred, or based on fair value by an evaluation of such factors as the rights of recovery relative to other claims of the same company, progress and outcome of the bankruptcy proceeding, and market indications.

Financial Instruments - Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, at estimated fair value as determined by management. Market values for exchange-traded derivatives, principally certain options, are based on quoted market prices. Estimated fair values for over-the-counter derivative financial instruments, principally options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps and purchased options. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, certain disclosures required by this statement are generally not applicable with respect to these financial instruments.

Fair values of swaps and options contracts are recorded in Trading Securities or Securities Sold, Not Yet Purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on credit default and interest rate swaps, are recognized net in the statements of financial condition.

Translation of Foreign Currency - Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

Clearance Arrangements - Pursuant to an agreement between the Company and its clearing organization, securities transactions of customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System as all customer accounts, as defined by such rules, are carried by the clearing organization. The Company maintains proprietary accounts of introducing brokers ("PAIB") agreements with its clearing organization, prime broker and relevant counterparties in order for it to receive allowable asset treatment for proprietary assets held at those institutions.

Depreciation and Amortization - Office equipment is depreciated using the straight-line method over a useful life of two to six years. Furniture and fixtures and leasehold improvements are depreciated using the straight-line method over a useful life of the lesser of five years or the expected life of the lease.

Income Taxes - As a limited liability company, the Company is exempt from federal and state income taxation as they are the personal liability of the members.

Members' Capital - Contributions and distributions of capital are recognized when paid. All withdrawals and contributions of capital for the years ended 2004 and 2003 were in cash.

Use of Estimates - The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statements of financial condition. The significant estimates included in the accompanying statements of financial condition include estimated fair values of certain securities, financial instruments and Bankruptcy Claims. Securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with securities, it is reasonably possible that changes in the values of securities will

occur in the near term and that such changes could materially affect the amounts reported in the statements of financial condition.

3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of trading securities at fair values at December 31, as follows:

	2004	
	Owned	**Sold, Not Yet Purchased**
Corporate bonds, debentures and notes	$ 304,661,658	$ 184,391,878
Corporate stocks	107,542,479	85,396,886
Derivative financial instruments	13,005,425	7,832,537
State and municipal obligations	3,156,250	68,306,446
	$ 428,365,812	$ 345,927,747

	2003	
	Owned	**Sold, Not Yet Purchased**
Corporate bonds, debentures and notes	$ 330,927,153	$ 103,331,350
Corporate stocks	110,830,856	167,206,381
Derivative financial instruments	12,268,847	585,930
State and municipal obligations	13,750	-
	$ 454,040,606	$ 271,123,661

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31:

	2004	2003
Furniture and fixtures	$ 142,842	$ 130,048
Office equipment	1,464,866	1,057,707
Leasehold improvements	4,006,362	2,659,990
Leased property under capital leases (Note 5)	1,859,946	2,289,754
Total, at cost	7,474,016	6,137,499
Accumulated depreciation and amortization	(2,357,745)	(1,919,207)
Total – net	$ 5,116,271	$ 4,218,292

5. CAPITAL LEASE

Leased property under capital lease by major fixed asset classification is as follows at December 31:

	2004	2003
Furniture and fixtures	$ 502,448	$ 999,647
Office equipment	1,357,498	1,290,107
Total, at cost	1,859,946	2,289,754
Accumulated depreciation	(483,403)	(713,844)
Total – net	$ 1,376,543	$ 1,575,910

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2004. The present value of the minimum lease payments is included in "other liabilities and accrued expenses" in the accompanying statements of financial condition.

Years ending December 31,	
2005	$ 564,591
2006	478,115
2007	408,000
2008	340,000
Total minimum lease payments	1,790,706
Less – amount representing interest	(242,041)
Present value of net minimum lease payments	$ 1,548,665

6. NET CAPITAL

The Company is a registered broker-dealer in securities and is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of Minimum Net Capital and a Ratio of Aggregate Indebtedness to Net Capital, both as defined. Under this rule, a registered broker-dealer may be required to reduce its business if its net capital falls below 120% of its Minimum Net Capital. Violation of the Minimum Net Capital requirement may prohibit a registered broker-dealer from engaging in any securities transactions. Additionally, a registered broker-dealer's Ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1 and a broker-dealer may be required to reduce its business if this ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1.

In its normal course of business, the Company's trading strategies invest in securities that are required to be classified for regulatory net capital purposes as not readily marketable and are included in non-allowable assets on the Company's filings with the SEC and NASD. Such investments may include Bankruptcy Claims, corporate bonds for which the issuer is in default of their interest obligation, and certain derivative instruments. While other items comprise non-allowable assets, not readily marketable securities are a significant portion of this classification. The total of all non-allowable assets held by the Company at December 31, 2004 and 2003 were $46,075,932 and $57,763,868, respectively.

The Company's net capital information as of December 31 is as follows:

	2004	2003
Minimum Net Capital requirement ($767,500 for 2004, $440,000 for 2003, or 6 2/3% of aggregate indebtedness, whichever is greater)	$ 883,392	$ 588,149
Net capital	$ 35,711,150	$ 24,647,294
Net capital ratio	.36 to 1	.36 to 1

7. BENEFIT PLANS

The Company maintains a profit sharing and 401(k) plan (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $41,000 and $40,000 for the years ended December 31, 2004 and 2003, respectively.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases - As of December 31, 2004, the minimum total rental commitments under non-cancelable leases for office space and equipment are as follows:

Years ending December 31,	
2005	$ 808,666
2006	1,156,400
2007	1,205,491
2008	302,684
	$ 3,473,241

Litigation - The Company may from time to time be the subject of claims or named as a defendant in various legal actions. Management does not expect the Company to incur any material liability by reason of any such actions pending at the date hereof, nor does it expect that any such actions pending at the date hereof will have a material adverse effect on the Company's liquidity or operating results.

The Company is currently involved with litigation involving trades in the when-issued market for the common stock of former Chapter 11 debtor NTL, Inc. ("NTL"). There are presently a number of disputes as to the proper settlement of trades. At issue is whether or not and as of what date trades should settle to reflect the reduction in the number of shares ultimately issued by NTL from 200 million to 50 million, the equivalent of a 1 for 4 reverse stock split.

On March 15, 2004 the Supreme Court of the State of New York issued a memorandum decision and order (the "Decision") holding that all trades of NTL stock which were before it were to be settled consistently, on an adjusted basis, to reflect a reduction in NTL's outstanding shares. In light of the Decision, the Company secured judgments against each counterparty with whom it traded NTL shares on an unadjusted basis in the when-issued market. With respect to those parties with whom the Company traded and settled on an adjusted basis, the Company secured an order stating that those trades were to be deemed final pursuant to the Decision. Because the Company settled the majority of its sell-side trades with its counterparties on an unadjusted basis, notwithstanding the fact that the Company held a slightly long proprietary position, the Company is due to receive a payment under the terms of the Decision.

Currently, several counterparties are appealing the Decision. However, before the appeal can move forward, the parties must participate in a mediation process governed by the New York Supreme Court, Appellate Division First Department (the "Appellate Division"). There are presently pending in the Appellate Division three related actions seeking a uniform basis of settlement for the trades in the when-issued market for the common stock of NTL. All three cases seek the same relief and are being handled in a uniform manner. The Company is the plaintiff in one of the three actions, is a defendant in one of the related actions, and is a third-party defendant in the third related action. No resolution has been reached via mediation at this time. Based on advice of legal counsel, management believes that a consistent resolution will be obtained. A consistent resolution, either adjusted, unadjusted or with the establishment of a record date, would result in no material adverse effect on the Company's financial condition or results of operations.

Additionally, two of the Company's counterparties secured a stay of the state court action brought by the Company against them in favor of commencing an NASD arbitration, but did not commence an NASD arbitration. In order to obtain complete relief against all of its counterparties in respect of its trades in the NTL when-issued market, the Company commenced its own arbitration on October 8, 2004 against these two counterparties. The Company is a net seller to each such counterparty. All of these trades were settled on an unadjusted basis. Once a panel has been convened, the Company intends to make a motion for summary judgment finding that the trades improperly settled on an unadjusted basis or in the alternative to dismiss the arbitration in favor of a uniform resolution as part of the state court proceedings. In any case, management believes these proceedings will result in no material adverse effect on the Company's financial condition or results of operations.

9. SUBORDINATED BORROWINGS

During 2002 the Company issued 14% subordinated notes that are due on March 31, 2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Additionally, the subordinated borrowing agreement requires the Company to be in compliance with certain affirmative and negative covenants to prevent an acceleration of payments or an event of default which would cause the subordinated borrowings to come due. The Company is required to make assertions to the subordinated lenders that they are in compliance with those covenants. As of December 31, 2004, on a quarterly basis, the Company has made assertions that the Company is in compliance with the covenants.

10. MEMBERS' CAPITAL

The Company allows certain employees (collectively, "CRT Principals LLC") and strategic partners (collectively, "Subordinated Membership Participation Interests" and "CRT Investors LLC") to make investments in the Company and receive fixed preferential returns and variable performance based returns proportionate to their invested capital and the Company's net income. As of December 31, 2004 and 2003, Members' Capital is comprised of the following:

	2004	2003
Managing Members	$ 29,392,712	$ 31,023,244
CRT Principals LLC	79,649,361	73,714,664
CRT Investors LLC	10,355,350	11,465,349
Subordinated Participating Membership Interests	212,130	535,751
	$ 119,609,553	$ 116,739,008

Subordinated Participating Membership Interests are paid quarterly allocations of their pro-rata share of net income. Their $211,792 pro-rata share of net income for the fourth quarter of 2004 was subsequently distributed to them in 2005.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in the buying and selling of securities for a diverse group of, principally, corporations and institutional investors. The Company's transactions are executed with and on behalf of institutions, including other brokers and dealers, commercial insurance companies, commercial banks, pension plans and funds, hedge funds and other financial and non-financial institutions. The Company introduces these transactions for clearance to its clearing organization on a fully disclosed basis.

The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to the nonperformance of its customers. The Company seeks to control the risk associated with nonperformance by monitoring its customer activity through the review of information it receives from its clearing organization on a daily basis. Open securities transactions at December 31, 2004 and 2003 were subsequently cleared by the delivery of the related securities or payment to the counterparty.

The Company has sold securities that it did not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004 and 2003 at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004 or 2003, respectively.

In addition, the Company enters into various transactions involving derivatives and other financial instruments such as exchange-traded and over-the-counter options, securities purchased and sold on a when-issued basis (when-issued securities) and credit default and interest rate swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument when, as and if it is issued. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Credit default swaps exchange credit risk in lieu of a fee. As a buyer of credit protection, the Company would pay a fixed fee and in an event of default by the referenced issuer deliver the referenced asset in the swap contract (generally a bond of the defaulted issuer). As a seller of protection, the Company would receive a fixed fee and in an event of default by the referenced issuer receive the referenced asset in the swap contract. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these swap instruments are reflective of volume and activity and do not necessarily reflect the amounts at risk. The credit risk for options, swaps, and when-issued securities is limited to the unrealized gains recorded in the statements of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

As of December 31, 2004, the gross contractual or notional amounts of derivative financial instruments used for trading purposes are as follows:

(Amounts in millions)	Notional or Contractual Amount
Credit Default Swaps	$374
Interest Rate Swaps	76
Options	34
Indices	21

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

March 28, 2005

CRT Capital Group LLC
262 Harbor Drive
Stamford, CT 06902

In planning and performing our audits of the financial statements of CRT Capital Group LLC (the "Company") for the year ended December 31, 2004, on which we issued our report dated March 25, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practice or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, which we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP